SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on May 15, 2002

                           Crusade Management Limited,
              as manager of the Crusade Global Trust No. 1 of 1999
             (Exact name of Registrant as specified in its Charter)

             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  [X]              Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                      No  [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

OTHER EVENTS

     On the Quarterly Payment Date falling on May 15, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.



                                    Crusade Management Limited,
                                       as Trust Manager for the
                                       Crusade Global Trust No. 1 of 1999,
                                       (Registrant)



Dated: June  __, 2002               By:  /s/ Roger Desmarchelier
                                       -----------------------------------------
                                    Name:  Roger Desmarchelier
                                    Title: Executive Manager

EXHIBIT INDEX


Exhibit    Description
-------    -----------

99.1       The Noteholders Report for the Quarterly Payment Date on May 15, 2002

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 1999
                        COUPON PERIOD ENDING 15 MAY 2002

---------------------------------------------------------------------------------------------------------------------------------
NOTES
---------------------------------------------------------------------------------------------------------------------------------
                                FV Outstanding                                      Coupon         Principal      Charge Offs
                                     (USD)        Bond Factor     Coupon Rate    Payments (USD)   Payments (USD)      (USD)
                                 -------------    -----------     -----------    --------------   --------------   -------------

Class A1 Notes                            0.00      0.000000%       0.00000%               0.00             0.00       0.00
Class A2 Notes                  294,768,706.13     51.804694%       2.23000%       1,825,379.81   36,332,584.979       0.00
Class A3 Notes                  125,000,000.00    100.000000%       2.32000%         716,944.44             0.00       0.00

---------------------------------------------------------------------------------------------------------------------------------


                                                                     30Apr02
POOL SUMMARY                                                           AUD
------------                                                         -------

Outstanding Balance - Variable Rate Housing Loans                529,968,447.00
Outstanding Balance - Fixed Rate Loans                           128,469,819.00
Number of Loans                                                           8,285
Weighted Average Current LVR                                             54.23%
Average Loan Size                                                        79,747
Weighted Average Seasoning                                           59.39 mths
Weighted Average Term to Maturity                                      227 mths


PRINCIPAL COLLECTION                                                   AUD
--------------------                                                   ---
Scheduled Principal Payments                                       8,060,985.90
Unscheduled Principal Payments                                    55,319,129.18
Redraws                                                            7,311,311.12

Principal Collections                                             56,068,803.96


TOTAL AVAILABLE PRINCIPAL                                             AUD
-------------------------                                             ---

Principal Collections                                             56,068,803.96
Principal Charge Offs                                                      0.00
Principal Draw                                                             0.00

Total Available Principal                                         56,068,803.96

Principal Distributed                                             56,068,803.96
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                                  ---
Available Income                                                  11,653,814.46
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                              11,653,814.46


REDRAW & LIQUIDITY FACILITIES                                         AUD
-----------------------------                                         ---
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


Liquidity Draw                                                             0.00
Liquidity Shortfall                                                        0.00




CPR
---
                                                Feb-02       Mar-02      Apr-02
                              1 mth CPR         19.91%       24.11%      29.13%
ARREARS
                              % of pool
                             (by balance)
31 - 59 days                    0.77%
60 - 89 days                    0.18%
90+ days                        0.20%
Defaults                         Nil
Losses                           Nil